
April 4, 2017

Via E-Mail
Meagan M. Reda
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Taubman Centers, Inc.**
> **PREC14A filed on March 24, 2017**
> **DFAN14A filed March 3, 2017**
> **DFAN14A filed March 2, 2017**
> **Filed by Land & Buildings Capital Growth Fund, LP et al.**
> **File No. 1-11530**

Dear Ms. Reda:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 24, 2017

General

1. On the first page of the proxy statement and later throughout the document, you refer to the "members" of Land & Buildings. Where that term is first used, please define or explain it by specifically identifying the individuals and entities to which it refers.

2. We are unable to locate filings for the press releases you issued leading up to this proxy filing and referenced in the Background section. Tell us the exemption from the

proxy rules you relied upon to issue these press releases without filing them under Rule 14a-12 and including the participant information required by that Rule. Please advise, or tell us where we can find these filings.

Reasons for the Solicitation, page 6

3. You are critical of the way the Company is being run and present multiple metrics by which you believe it is underperforming its peers; however, it is not clear what specific changes your nominees would attempt to make if elected. Please clarify, while noting that they will constitute a minority of the Board and so cannot take any actions without the support of other directors.

We are concerned with the Company's Poor Operating Performance, page 7

4. In the footnote below the charts on page 7, provide more specific citations to the sources for the figures presented. For example, where you currently cite only "Bloomberg," provide more specific information such that shareholders reading your proxy statement could access the figures you cite in these materials. In addition, clarify what you mean where you cite yourself as a source for information.

5. See our last comment above. Supplementally provide copies of the cited materials supporting these figures, as well as additional third-party information sources cited elsewhere in your proxy statement.

6. Clarify the statement in the Note on page 7 that the information in the charts presented there "reflect pro rata ownership of assets." In addition, include a break down indicating where in each chart you included your own estimated numbers because "the Company does not disclose each metric." For each estimate, briefly describe the underlying assumptions and limitations on the figures presented.

We are Concerned with the Board's Poor Capital Allocation Decisions, page 8

7. See our comments above. Supplementally provide support (by specific citation to periodic filings or through materials submitted for our review) for the factual assertions made here and throughout the proxy statement.

8. Identify the "large scale mall development" referenced in the second to last paragraph in this section on page 8 and explain the basis for your belief that the Board appears poised to "green light" this project this year or next.

We Are Concerned with the Company's Poor Corporate Governance, page 8

9. Describe the context (i.e., by identifying the periodical or other source) in which Green Street Advisors has given the Company the worst governance rating among all REITs, including a relevant date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions